UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 6)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian IV Rated Feeder I, LTD. c/o New Mountain Credit CLO Advisers, L.L.C. Attention: Cyrus Moshiri 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian IV Rated Feeder I, LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,110,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,110,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,110,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 27.3%

14	Type of Reporting Person CO

CUSIP No. N/A

Explanatory Note.

This Amendment No. 6 ("Amendment No. 6") to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV BDC, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2023, as amended by Amendment No. 1 filed on November 16, 2023, as amended by Amendment No. 2 filed on December 19, 2023, as amended by Amendment No. 3 filed on March 18, 2024, as amended by Amendment No. 4 filed on June 17, 2024, as amended by Amendment No. 5 filed on August 30, 2024 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to include the amended and restated Annex A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On December 6, 2024, the Issuer delivered a capital drawdown notice to certain investors, pursuant to which New Mountain Guardian IV Rated Feeder I, LTD. was obligated to make a capital contribution to purchase 3,960,000 Units at $10 per unit for an aggregate purchase price of $39,600,000. The purchase is expected to close on or about December 20, 2024. The source of funds for the purchases of such Units was working capital of New Mountain Guardian IV Rated Feeder I, LTD.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person directly holds 22,110,000 Units representing 27.3% of the outstanding Units. The beneficial ownership percentage assumes that there are 80,974,363 Units outstanding as of the closing date based on information provided by the Issuer.

(b) The Reporting Persons may be deemed to have shared power to vote and dispose of the 22,110,000 Units held directly by New Mountain Guardian IV Rated Feeder I, LTD.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024	NEW MOUNTAIN GUARDIAN IV RATED FEEDER I, LTD.

	By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Authorized Signatory

Annex A

EXECUTIVE OFFICERS AND DIRECTORS

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Christopher Ford, Director	Vice President, Walkers Corporate (Bermuda) Limited	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	USA
Nilani Perera, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands	New Zealand
Walkers Corporate (Bermuda) Limited, Secretary	N/A	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	N/A